UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Partnership and Vehicle Procurement Agreement

On October 9, 2025, Astra Mobility Meta (Cayman) Limited (“Astra”), an autonomous vehicles company in the Middle East and a wholly owned subsidiary of Robo.ai Inc., a Cayman Islands exempted company, entered into a partnership agreement (the “Agreement”) with W Motors Automotive Group Holding Limited Dubai Branch, a company providing turnkey mobility services with in-house design, engineering and manufacturing capabilities and mobility fleet solutions to governments and corporates in the Middle East and North Africa region (“W Motors”) to establish a strategic collaboration focused on the joint development as well as procurement and deployment of electric and autonomous vehicle solutions in the Middle East and other target markets.

Under the Agreement, Astra and W Motors will collaborate on the design, engineering, prototyping and manufacturing of last mile delivery vehicles, multi-purpose autonomous vehicles (including autonomous delivery solutions), and electric utility vehicles (collectively, the “Vehicles”) tailored to the operational needs of W Motors’ clients. Upon successful development and testing of the Vehicles, W Motors has committed to procure 30,000 Vehicles over a period of five years. The Agreement further provides W Motors with exclusivity for manufacturing of the Vehicles, subject to limitations.

Either party may terminate the Agreement upon written notice in the event of a material breach not cured within thirty (30) days, repeated breaches, insolvency, cessation of business, or other specified events. The Agreement may also be terminated upon execution of a superseding agreement between the parties. In the event Astra terminates prior to completion of the project, Astra is required to refund any development payments made by W Motors within sixty (60) days of termination, with all work completed to date remaining the property of Astra. The Agreement includes others customary terms, such as confidentiality, non-solicitation and intellectual property rights provisions.

On October 9, 2025, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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